EXHIBIT 99.1



FOR IMMEDIATE RELEASE
March 8, 1999


                            ECHO ANNOUNCES AGREEMENT IN PRINCIPAL
                          TO ACQUIRE MAGIC SOFTWARE DEVELOPMENT, INC.


Agoura Hills, Calif. -- Electronic Clearing House Inc. (NASDAQ:ECHO) today announced it has signed a letter of intent to acquire Magic Software Development, Inc (Magic). Magic provides electronic check conversion, electronic check re-presentment, payday loan, check verification, and check guarantee solutions to financial services companies and retailers. The transaction consideration will include a fixed number of shares of ECHO's common stock and a performance-based earn-out component.

"Merchants are asking for a complete solution that includes electronic check conversion and re-presentment along with credit card processing", stated Joel
M. Barry, Chairman and Chief Executive Officer of ECHO. "Magic brings the check processing power and industry knowledge that complements ECHO's offerings."

Based in Albuquerque, New Mexico, Magic has 11 employees and processes over 75 million check verification transactions per year, totaling over two billion dollars. Since 1992, Magic has been an industry leader in check verification and guarantee processing. The company has a depth of experience, processing for large accounts such as National Check Network (NCN). NCN is a coalition of 68 independently owned check collection agencies, which have formed one of the largest national databases by sharing negative check information.

In addition to current offerings, Magic is a pioneer in the development of electronic check conversion and re-presentment services. Several merchants are benefiting from these services and full market rollout will commence in 1999. In addition, Magic is actively shaping the development of future services through their membership in the Electronic Check Council (ECC). The ECC develops new rules and regulations for the National Automated Clearing House Association (NACHA). The ECC has developed a program for check conversion and re-presentment, and is currently developing a pilot program for account receivable check truncation. Magic is well positioned to take advantage of these exciting new financial products.

"Electronic processing is lowering the cost of doing business for merchants", said Kris D. Winckler, President of Magic Software Development. "Merchants are driven to add electronic processing to become more cost efficient." New financial products, such as those described above, are the future of electronic commerce and few companies are prepared for the emerging landscape. By providing a complete check conversion system that includes a front-end authorization and capture and back-end processing and settlement, Magic is strategically positioned to capitalize on these new markets.

Market Environment for Electronic Checks
Today's financial environment is favorable for the benefits electronic check services can provide. Checks are a popular and still a viable payment method and are forecasted to remain so into the foreseeable future. Check volume is increasing by 1.5 billion per year and estimated to increase until 2025. Industry statistics show 200 million Americans have checking accounts and 84% use checks as their primary method of payment. Over 65 billion checks are written annually and of these approximately 18 billion are written at the retail point-of-sale.

Though the use of checks is beneficial for customers, the costs associated with fraud, deposit preparation, transportation, clearing, return item handling and collection are significant to retailers. Check fraud in 1996 resulted in over $12 billion in losses with supermarkets alone losing more than $111 million. In the past two years, 54% of retailers report an increase in returned checks; 46% say they have had an increase in bad check write-offs.

The benefits of electronic check processing on fraud reduction and costs are significant. Without electronic check processing, merchants must rely on a slow, paper-based check clearing system to receive final payment or to be notified of a return. An electronic check can be automatically re-presented two additional times without manual intervention and mail delays. This reduces the collection timeframe by ten or more days, improves cash management, and reduces risk. Merchants prefer this collection method since a collection agency will not be initially calling their customers.

Electronic Check Conversion Process
Electronic check conversion is the process whereby a check is converted at the point-of-sale into a debit transaction that is electronically processed through the Automated Clearing House (ACH) network. The customer presents a blank paper check at the point-of-sale, which is used to initiate an electronic transaction. The check is scanned through a check reader where the customer's account information is captured. The amount of the check is then hand-entered on a terminal keypad.

The checking account information is then automatically verified against a check database. If no negative information is found, an authorization slip is printed for the check writer to sign. This slip allows the paper check item to be converted into an electronic item through the ACH system. The paper check is stamped VOID and either returned to the consumer or retained by the merchant. Settlement is made to the merchant with an ACH credit transaction that deposits the purchase amount into the merchant's account.
The benefits of this emerging process are enormous. Due to the compressed processing time, check fraud can be detected days before conventional paper-based methods. Merchants are informed of Non Sufficient Funds (NSF) transactions as many as 10 days earlier, allowing the collection process to be expedited and check databases to be updated sooner. This reduces merchant loss from these accounts.

In addition to the above benefits, fewer individuals have visibility to the customer's account information. Approximately ten different people normally handle a paper check before it gets to the Receiving Depository Financial Institution (RDFI). With electronic check conversion, only the check writer and the cashier will view the customer's account information.

Electronic Check Re-presentment
A complementary process to check conversion is electronic check re-presentment. This is the process of converting a non-sufficient funds (NSF) or uncollected funds check into an electronic item. These items are then sent through the ACH network for collection instead of being manually processed by a collection agency.

Check Verification
Electronic check verification is the process of using an electronic device to verify information about a check being presented for payment. The information is verified against data, which have previously been collected and stored in a database. A verification compares information to a negative database, a positive database, or combination of both.

New Internet Payment Solution
ECHO was one of the first and still few processors to accept credit card payment transactions over the Internet. The addition of Magic check-related services will allow ECHO to enhance its Internet payment options to include checks as well as credit cards. Having both credit card and check payment solutions under ECHO's management and control makes ECHO one of a select few processors in the nation who can offer such services to merchants. "The Magic acquisition significantly contributes to ECHO's strategy of being a one-stop shop for merchants", stated Mr. Barry.

Certain of the above statements may be forward-looking statements that involve risks and uncertainties. In such instances, actual results could differ materially as a result of a variety of factors, including competitive developments and risk factors listed from time to time in the Company's SEC reports.

Electronic Clearing House, Inc. provides credit card processing, check guarantee, inventory tracking services and various Internet services to over 17,000 retail merchants and U-Haul dealers across the nation. Through its subsidiary, Computer Based Controls, ECHO designs, develops and manufactures software and point-of-sale hardware that is utilized as credit card processing terminals, automated money order dispensers, utility bill payment systems, and inventory tracking devices.


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Media Contact:
Donna Camras, Corporate Secretary                URL: http://www.echo-inc.com
818-706-8999, ext. 3033                          E-MAIL: dcamras@echo-inc.com
Electronic Clearing House, Inc.
Agoura Hills, Calif.